Meeder Financial & The Flex-funds®

Q1 2010 Review

Hello.  This is Dale Smith, Chief Investment Officer of Meeder Financial and The Flex-funds® family of mutual funds. Welcome to our 1st quarter 2010 Quarterly Status Review Outlook Webcast. We are confident the next 20 minutes will provide you with a good return on your investment.

Agenda

Review of Q1 2010
Current Investment Strategies
Key Factors That Could Affect Financial Markets

2

We will begin the webcast with a review of the recent equity market’s performance, followed by a discussion of our current investment strategies.  We will then conclude the webcast by sharing with you what we believe to be some of the key factors that could influence the financial markets for the remainder of 2010.

S&P 500 Index: October 2007 through March 31, 2010

Closing High
October 9, 2007
Up 12.0%
Up 7.4%
Up 18.5%
Up 24.2%
72%
S&P 500 March 9, 2009 – March 31, 2010
56%
S&P 500 October 2007 – March 9, 2009
-5.4% pullback
-7.1% pullback
-6.1% pullback
-8.1% pullback
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
10/1/07
12/1/07
2/1/08
4/1/08
6/1/08
8/1/08
10/1/08
12/1/08
2/1/09
4/1/09
6/1/09
8/1/09
10/1/09
12/1/09
2/1/10
3/31/10

3

First, let’s look at a chart of the S&P 500 from the market’s peak on October 9, 2007 to the end of the first quarter of 2010.  Several things stand out here.  From October 2007 to March 2009, the markets declined by over 56%.  Within that decline, there were four strong market rallies, where the market gained 12%, 7%, 18% and 24%, respectively.  From the low on March 9, 2009, the index has gained over 72%, but within that rally, there have been 4 pullbacks of more than 5% each.  These pullbacks are not atypical – normally the S&P experiences 3 such pullbacks of more than 5% in an average year, though everyone seems to be a little more sensitive to these after the market declines from late 2007 to early 2009.  Even with the strong market performance over the past year, however, the S&P Index is still 25% off its all-time high set in October, 2007.  I would now like to focus on the period since September, 2009.

S&P 500 Since Mid-September 2009

1200
1180
1160
1140
1120
1100
1080
1060
1040
1020
1000
9/15/2009
9/22/2009
9/29/2009
10/6/2009
10/13/2009
10/20/2009
10/27/2009
11/3/2009
11/10/2009
11/17/2009
11/24/2009
12/1/2009
12/8/2009
12/15/2009
12/22/2009
12/29/2009
1/5/2010
1/12/2010
1/19/2010
1/26/2010
2/2/2010
2/9/2010
2/16/2010
2/23/2010
3/2/2010
3/9/2010
3/16/2010
3/23/2010
3/30/2010
5.39%
1st quarter S&P 500

4

As you can see, for the 5 month period from mid-September 2009, to mid-February 2010, the S&P was virtually unchanged.  However, after this period of consolidation, from February 8th to the end of the quarter, the S&P jumped a little over 10% in just 7 weeks on perceived improvements in economic data, including GDP and employment.  In total, for the first quarter of 2010, the S&P 500, including dividend reinvestment, was up 5.39%.

S&P Sectors YTD- Industrials, Financials, Staples

S&P 500 Index
Industrials
Financials
Consumer Staples
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
Yahoo! Inc.
2010
Jan 11
Jan 19
Jan 25
Feb1
Feb 8
Feb 16
Feb 22
Feb 26
Mar 8
Mar 15
Mar 22
Mar 29

5

Now, let’s look at the relative performance of selected market sectors in the first quarter of 2010.  First, let’s look at 3 sectors that outperformed the overall market in the first quarter – The S&P is shown here in blue, while industrials are shown in Red, Financials in Green, and Staples in Yellow.  We were generally neutrally weighted in both the industrial and Financial sectors in the first quarter.  Industrials surprised to the upside, many people don’t realize the General Electric makes up a little over 11% of this sector, and GE has been performing more like a financial stock more recently, climbing over 20% in the first quarter.  Rebuilding of inventories also helped this sector in the first quarter.

After underperfoming by nearly 10% in 2009, Financials continued their strong bounce off of the market bottom.  While the steep yield curve is helping sector profitability, we have not, however overweighted financials due to continuing credit concerns surrounding both residential and commercial real estate and, probably more importantly, now that Washington has largely put Health Care regulation behind, the next big area of focus is likely to be significant financial regulatory reform.  Lastly, a sector that we overweighted last quarter that also outperformed was Consumer Staples.  This sector held its own overall for the quarter even though it is normally viewed as a defensive sector.  Surprisingly, current median earnings growth for this sector is greater than the S&P 500 as a whole.

S&P Sectors YTD- Healthcare, Materials, Energy

S&P 500 Index
Healthcare
Materials
Energy
6%
4%
2%
0%
-2%
-4%
-6%
-8%
Yahoo! Inc.
2010
Jan 11
Jan 19
Jan 25
Feb 1
Feb 8
Feb 16
Feb 22
Feb 26
Mar 8
Mar 15
Mar 22
Mar 29

6

Now, let’s turn to 3 sectors that underperformed in the first quarter.  Again, the S&P 500 is shown in blue, and now Health Care is shown in Red, Materials in Green, and Energy in Yellow.  Health Care right now is our largest overweight position for several reasons.  First, much of the uncertainties relating to the national Health Care debate appears to be clearing up with the recent passage of Health Care reform.   While we will refrain from the politics of this debate, and the details of the reform, much of which does not go in to effect for several years can easily be found elsewhere, we can focus on the effects, which overall, we believe are generally neutral.  In this case, neutral is good,  The markets have seemingly priced in worst-case scenarios for many health-care companies.  As the details are more clear, and nowhere close to being destructive, health care valuations should steadily improve as investors turn to fundamentals that remain strong.  Cash balances on health care balance sheets are extremely strong and by our measures, on a relative basis, Health Care is the most undervalued sector.  And finally, we also see increasing Mergers and Acquisition interest in this sector as well.

Other sectors that underperformed modestly in the first quarter include Materials and Energy.  Normally these sectors perform strongly on a relative basis in a recovery, but the recent strength in the U.S. dollar have held them back a bit.  While both the global recovery and global government stimulus should benefit these sectors and we believe these sectors are in a secular bull market, our models have guided us to scale our holdings in these two sectors back towards a more neutral weighting.  For energy, in particular, we see global uncertainties potentially threatening supply while at the same time, we see an increased demand from developing nations as they improve their infrastructure and modernize their economies.

S&P Sectors YTD- Technology, Utilities, International

S&P 500 Index
Technology
Utilities
Emerging Markets
Developed International
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
Yahoo! Inc.
2010
Jan 11
Jan 19
Jan 25
Feb 1
Feb 8
Feb 16
Feb 22
Feb 26
Mar 8
Mar 15
Mar 22
Mar 29

7

And finally, 2 key sectors that we underweighted, along with two international segments, all of which underperformed in the first quarter.  Once again, the S&P 500 is in blue, Technology is now in Red, Utilities in Green, Emerging Markets in Yellow and Developed International markets in Brown.

After leading in 2009, Technology has struggled in 2010.  Increasing global competition has hurt profit margins, and many technical indicators we follow are negative for this sector.  Breadth is divergent and relative strength has broken through key moving average indicators.

Utilities continue their severe relative underperformance.  Utilization rates have not increased at the same rate as new increased supplies, putting pressure on margins.  Of course, a correction would likely benefit the Utilities Group.  Their dividend yield can also start to look more attractive as conservative fixed income investment yields remain relatively low. However, investors may lose interest in Utility stocks later this year if the Bush tax rates on dividends are allowed to sunset at the end of 2010. For example, an investor in the top tax bracket currently pays only 15% on qualified dividends. If the current rate is allowed to expire, that same investor could pay as much as 40% in taxes.

Both Emerging Market and Developed International markets have lagged in 2010.  Thanks to our quantitative models, we exited developed international markets in the 4th quarter of 2009.  During the first quarter of 2010, we also significantly reduced our exposure to emerging markets. While we still believe, long term in emerging market potential, a combination of model indicators have guided us to reduce our overall exposure.  The strong dollar in the first quarter has been a major negative for this segment as well.

SHUT Index

NDR SHUT Cap-W
the S&P 500
Daily Data 3/31/2005 - 4/01/2010 (Log Scale)
SHUT Index
Staples
Healthcare v. S&P 500
Utilities
Telecom
139
133
127
122
117
112
107
103
99
95
Leveled off last
6 months
(UP100A)
M J S N J M M J S N J M M J S N J M M J S N J M M J S N J M
2006
2007
2008
2009
2010

Shaded areas are NDR-defined Bear Markets. Sector constituents are NDR estimates prior to 9/11/1989.

© Copyright 2010 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.
See NDR Disclaimer at www.ndr.com/copyright.html . For data vendor disclaimers refer to www.ndr.com/vendorinfo/

8

One market indicator we’ve been following recently, with the help of our friends at Ned Davis Research is called the SHUT index – which represents the combined relative performance of 4 traditionally defensive market sectors, namely Staples, Health Care, Utilities and Telecom, compared to the S&P 500.  As you can see here, over the past 6 months or so, this indicator has leveled off.  A substantive turn in this indicator demonstrated by a rise in this index’s relative performance above its 200-day moving average would indicate leadership is shifting toward the more defensive sectors.

Where We Are Investing Now

As of March 31, 2010

Growth &

Aggressive Growth

Portfolios

- Decreased large-cap exposure
- Increased small-cap exposure
- Overweight
  - Materials
  - Energy
  - Healthcare
  - Consumer Staples
- Underweight
  - Technology
  - Utilities
- Reduced Emerging Market exposure, no Developed International exposure

9

Now let’s look at how we are currently positioned.

In our Growth and Aggressive Growth Portfolios, we have decreased our large cap exposure while increasing our small cap exposures.  Small caps have benefited from both recent dollar strength and extremely low interest rates, though they could lag if these two trends reverse.

We have modest overweights in Materials, Energy, Healthcare and Staples and corresponding underweights in Technology and Utilities.

And as we mentioned, we had eliminated our developed international markets exposure last quarter and we reduced our emerging market exposure during the first quarter.

Where We Are Investing Now

As of March 31, 2010

Defensive

Equity

Portfolios

- Partially defensive since January 2008
- Increased equity exposure from 80% - 90%
- Equity holdings similar to Growth Portfolios

10

In regards to our defensive equity portfolios, we had been at least partially defensive since January, 2008.  While we still see some material elements of risk for the markets, including housing and unemployment,, we maintained a nearly fully invested equity exposure throughout the first quarter. The equity exposure itself is very similar to the growth portfolios discussed previously.

Where We Are Investing Now

As of March 31, 2010

Defensive

Fixed-Income

Portfolios

- Models suggest intermediate-term rates will rise
- Overweight
  - Corporate bonds
- Underweight
  - Treasuries
  - Agencies

11

And in terms of our Defensive Fixed income portfolios, our models continue to indicate that rates should stay relatively range bound, but trend higher over the intermediate term.  We also continue to overweight corporate fixed income positions, while underweighting both Government Treasury and Agency positions.

Key Drivers for 2010

Economic Recovery

- Shape of the Economy
- Unemployment
- Additional Stimulus Measures
- Potential Tax Increases/ Expiring Tax Cuts

Credit Crunch Persistence

- Commercial Real Estate
- Household Balance Sheet Repair
- Housing

Other Key Ingredients

- Growth Rate Differentials
- Sovereign Credit Risk
- Inflationary Pressures
- Exit Plans

12

We used this slide last quarter to summarize what we saw as the key drivers for the markets in 2010.

First, was the continuing progression of the economic recovery, and whether it would be V shaped, W shaped, or square root shaped.
Next, was the effects of the high rates of unemployment.

Another question -- will there be additional stimulus measures enacted as the effects of the original stimulus package begin to wear off.
And, what would be the effects on the economy if taxes are increased, or if the Bush era tax cuts that are scheduled to expire at the end of 2010 are not extended.

Next, we will continue to focus on the economic issues caused by the continuing credit crunch.  Banks still don’t want to lend and individuals don’t seem to want to borrow.  Meanwhile, both commercial and residential real estate continue to struggle.

Other key ingredients to watch include the growth rate differentials across different countries, expanding credit risks in some areas of the world, potential inflationary pressures, and finally, how the Fed performs in exiting the many programs that have been utilized over the past 18 months in their attempts to keep the economy going. Sovereign credit risk and the Fed’s exit plans were two of the most issues in the first quarter, so let’s start there.

Sovereign Debt Crisis

Greece 10 Year Government Bond Yield

7.50%
7.00%
6.50%
6.00%
5.50%
5.00%
4.50%
4.00%
6/30/09
7/30/09
8/30/09
9/30/09
10/30/09
11/30/09
12/30/09
1/30/10
2/28/10
3/30/10
6.5%
As of March 31, 2010

Source: Bloomberg

13

Sovereign debt, or debt issued by a national government, has recently come under intense scrutiny and has roiled the financial markets at times.  Initially, investor fears were stoked by troubles in Dubai in November of 2009.  At that point investors began searching the globe for the next potential problem, which is when numerous European nations experienced pressure, particularly Greece.  More specifically, investors are concerned by nations with large deficits due to excessive spending and high debt levels relative to the size of the economies.

This slide illustrates the sharp rise in Greece’s 10-year government bond yield in the past six months.  Among other causes, bond yields may rise when investors perceive a greater probability of default, and subsequently demand a higher return to take the additional risk.  This type of risk is referred to as credit risk.  Recently, Greece’s 10-year government bond yield was about 6.50%, compared to the U.S. 10-year Treasury yield of about 3.65%.

Fed Funds and Treasury Rates

5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
12/31/08
1/31/09
2/28/09
3/31/09
4/30/09
5/31/09
6/30/09
7/31/09
8/31/09
9/30/09
10/31/09
11/30/09
12/31/09
1/31/10
2/28/10
3/31/10
2 Year
10 Year
30 Year

14

Turning now to the Fed and Interest Rates…..This chart shows that the spread between the 2-year and 10-year as well as the spread between the 2-year and 30-year Treasury bonds have both widened since the beginning of 2009.  These spreads have actually reached new all-time highs and continue to trade at elevated levels.

As we stated previously, we expect interest rates to rise over the coming year.

This is supported by:

Improving economic data which validates the steepness of the yield curve.  A steep yield curve reflects the market’s expectations of higher rates in the future and it is also supported by the efforts by the Federal Reserve to back away from crisis intervention mode.

Most of the Fed’s Quantitative Easing Programs have been brought to a close.  The largest was that over the past year, the Fed had purchased $1.25 trillion of Mortgage Backed Securities in the open market.  The Fed terminated this program March 31, 2010, and many believe that this will be a catalyst for mortgage rates to trend higher.   Given that most of these programs have been terminated, data dependent, the Fed can begin to look at raising rates to a more normal level.  Importantly, several federal reserve officials have subtly started modifying their public  speeches to include the term “for some time” instead of “for an extended period”  possibly suggesting Fed rate increases to come.

S&P 500 Returns Around First Fed Funds Increase

8%
6%
4%
2%
0%
-2%
-4%
Rate Increase
-180
-120
-60
0
60
120
180
Days Before
Days After

15

As the Fed appears to be slowly inching towards an increase in rates off of their current historical lows, we thought these next two charts were interesting.  This graph shows the historical average equity market return, as measured by the S&P 500, for the six months before and after the first Fed Fund increase.  On average, the markets have responded well in the 4 months leading in to the first increase, but then typically enter a period of relatively stable prices.

10 Yr Treasury Returns Around First Fed Funds Increase

6%
3%
0%
3%
6%
9%
2%
Rate Increase
-180
-120
-60
0
60
120
180
Days Before
Days After

16

The Fixed income markets, however, are a different story.  Here, we see the historical average performance of the 10 year treasury bond for the 6 months before and after the first fed rate increase. Here, you can see that bond prices typically decline in both the four months preceding the increase and then continue to decline in the four to five months after the increase.  Of course history doesn’t have to repeat itself perfectly, but this chart indicates does indicate that longer term bonds can be in for a tough road in the near future.

Quarterly GDP

Largest quarterly advance since 3rd quarter 2003
5.6%
4th quarter 2009
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11

17

This slide summarizes the change in gross domestic product of the United States by quarter since 2003.  Gross domestic product or GDP, is the total dollar value of all goods and services produced within a countries borders for a given time period.  It is the key measure of national income and is the most important statistic to come out in any given quarter.

In previous quarters, we have described three potential scenarios going forward.  Briefly in review, the V shaped recovery, or very strong recovery, the W shaped, or double-dip recession scenario, and the square root shaped, Here, things get better, but the recovery is fairly anemic, and growth tend to flatten out at a very modest rate.  This is not an uncommon outcome in recessions that were primarily caused by financial crises.

The GDP measure for the 4th quarter, after the 2nd revision, was 5.6%.  This was the largest quarterly advance since the 3rd quarter of 2003.  The rebuilding of inventories off of very low levels was the biggest contributor to GDP growth.  Estimates for the first quarter of 2010 are more in the 2.5 to 3% range.

ISM Manufacturing Index

65.0
60.0
55.0
50.0
45.0
40.0
35.0
30.0
Highest level since July 2004
59.6
As of March 31, 2010
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10
Mar-10

Source: Bloomberg

18

GDP is only issued quarterly, nearly a month after quarter end.  A more current indicator is the Institute for Supply Management’s monthly ISM index, issued on the first of each month. Here any reading above 50 demonstrates expansion.  According to this index, the manufacturing sector of the economy grew for the 8th consecutive month last month and the rate of growth in the manufacturing sector is now at the highest level since July, 2004.

Unemployment

11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
9.7%
As of March 31, 2010
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10
Mar-10

Source: Bloomberg

19

Unemployment held steady for the 3rd consecutive month at 9.7%.  As we have discussed in previous quarter’s reviews, this number would be much higher if it included what are termed “discouraged” workers – those who have given up looking for jobs and part-time workers.  As the economy improves, some of these discouraged workers may respond to improved prospects and reenter the labor force, which ironically, will keep the official unemployment rate high.  As we have noted in earlier discussions, unemployment is normally a lagging indicator, and we like to look at some other employment indicators.

Percent Job Losses in Post WWII Recessions

1948
1953
1958
1960
1974
1980
1981
1990
2001
2007
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
-6.0%
-7.0%
Percent Job Losses Realative to Peak Employment Month
Current Recession
Job losses appear to be stabilizing
Months, Aligned at Bottom of Recession
http:/www.calculatedriskblog.com/

20

We have used a version of this slide in each of the previous 2 quarters.  Though initially probably confusing, this is simply the % of jobs lost for each of the 10 recessions since World War II.  Note the general symmetry between the period of loss and the period of recovery.  As you can see, the job losses in this current recession are now worse that any of the previous 9 recessions since World War II, and clearly much worse than the four recessions of the past 30 years. Also note how the last two recoveries, specifically off of the 1990 and 2001 recessions, were termed jobless recoveries, based on the extended period of time it took for jobs to come back. Overall, the losses appear to be bottoming as employers added a net 162,000 jobs in March.  In its most recent official statement, the Fed upgraded its assessment of the labor market to “stabilizing” from “deterioration is abating.”  One recent reason for the uptick here is the increase in the temporary employment for the once-a-decade census headcount of U.S. population.  However, similar to 1990 and 2001, many economists now believe it may take until the middle of this decade before the overall unemployment rate returns to normal.

New and Existing Home Sales
Existing Home Sales
New Home Sales
First Time
Home Buyer
Tax Credit
New Home
Sales at lowest
level on record
Existing Home Sales, Units, SAAR (000s)
New Home Sales, SAAR (000s)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,400
1,200
1,000
800
600
400
200
0
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
http://www.calculatedriskblog.com/

21

One quarter, we will announce good news about housing.  However, this is not that quarter. Despite some positive news related to a potential bottom in home prices, there are still significant headwinds here. This one slide demonstrates almost everything you need to know about the current housing conditions.  First, the blue line represents sales of existing homes, as measured by the scale on the left.  The spike in October and November 2009was due to the original expiration of the first time home buyer tax credit, which has since been extended, but only until concash tracts signed by April 30, 2010.  The result of this was to pull sales forward, similar to the way in which for clunkers pulled forward auto sales last summer.  As a result, December and January resulted in the two steepest months of decline in the history of recordkeeping for home sales.  The next point, notice the gap that has developed between existing sales, charted in  blue vs. new home sales, as depicted in red.  After tracking at the same rate for nearly a decade, these have decoupled over the past four years.  The main reason that existing home sales have apparently held up better is that a portion of these sales are the results of home foreclosures.  And we believe that foreclosures will continue to increase, for several reasons.  First, there are many lenders who have up until now continued their moratorium on foreclosures.  Second, there is a significant amount of mortgage resets over the next year, that may be reset at higher rates, and third, as we noted earlier, the Fed has discontinued its buying of mortgage backed securities as of March 31st.  Over the past year, the Fed has funded 80% of the mortgages in the U.S.  The last major point to note on this slide is the most recent sales rates of new home sales, again, shown here in red are now at their lowest level since records have been kept for new home sales.  All these factors combine to present a significant headwind to future growth and reinforce our reasoning to not overweight financials at this point.

Home Loan Delinquencies by State

Delinquent Loans by State, MBA Q4 2009 Delinquency Survey
Total Past Due or in Foreclosure
Seriously Delinquent (90 days plus in foreclosure)
Percent Delinquent or in Foreclosure
30%
25%
20%
15%
10%
5%
0%
Florida
Nevada
Arizona
California
Illinois
Michigan
New Jersey
Georgia
Ohio
Indiana
Rhode Island
Maryland
Mississippi
New York
Maine
Massachusetts
Hawaii
Connecticut
South Carolina
Louisiana
Wisconsin
Delaware
Utah
Idaho
Tennessee
Kentucky
Minnesota
Alabama
Pennsylvania
D.C.
North Carolina
New Hampshire
Oregon
New Mexico
Missouri
Washington
West Virginia
Oklahoma
Texas
Colorado
Virginia
Iowa
Arkansas
Kansas
Vermont
Nebraska
Montana
Wyoming
South Dakota
Alaska
North Dakota
http://www.calculatedriskblog.com

22

One additional housing slide.  Every quarter, we try to show a different slide to highlight the regional nature of this problem.  Here, you can see that approximately 25% of homes with a mortgage in both Florida and Nevada are currently past due or in foreclosure, with an additional 9 states with rates above 15%.  Again, not a pretty picture to position the economy for growth.

Inflation

7%
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
2/28/86
2/28/88
2/28/90
2/28/92
2/28/94
2/28/96
2/28/98
2/28/00
2/28/02
2/28/04
2/28/06
2/28/08
2/28/10
Low inflation expected for much of 2010

Source: Bloomberg

23

And finally, as it will always be one of the key economic ingredients, inflation continues to be very tame. We have already discussed the employment picture, and industrial capacity utilization rates, though improving slightly are still  8 percent below their average for the past 40 years.  These two factors should help keep inflation low in the near term.  The longer term concerns, of course, are how the federal reserve continues to unwind its expansionary monetary policies as credit concerns continue to ease.  While the mass fiscal and monetary stimulus pose a risk for longer term inflation, for the time being, we continue to expect a period of low inflation for the remainder of 2010.  One early indicator here may be the rising inflation in some of the foreign emerging markets. For example, producer prices in China are now up 5.4% year over year, while wholesale prices in India have jumped to nearly 10% and Vietnam’s inflation has jumped to over 8%.  How these and other countries handle this increase in inflation could have an effect on U.S. inflation rates in the future.

Contact Us

Meeder Financial, Inc.

6125 Memorial Drive

Dublin, OH 43017

Phone: 866.633.3371

www.meederfinancial.com

clientservices@meederfinancial.com

24

This concludes our first quarter 2010 quarterly status review update.  We hope you found this information helpful and informative.  If you have questions on any of these materials or comments on how we can improve our communications, please do not hesitate to call or e-mail us. Thank you very much.